O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MREDA@OLSHANLAW.COM

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September 29, 2020

VIA EDGAR AND ELECTRONIC MAIL

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apartment Investment & Management Company (the “Company”) Soliciting Materials filed pursuant to Rule 14a-12 Filed September 22 and 23, 2020 by Land & Buildings Capital Growth Fund, LP,

L & B Real Estate Opportunity Fund, LP, Land & Buildings GP LP, L&B
Opportunity Fund, LLC, Land & Buildings Investment Management,
LLC, and Jonathan Litt (collectively, “Land & Buildings”)

File No. 001-13232

Dear Mr. Shainess:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 28, 2020 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Land & Buildings and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Solicitation Materials.

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please either provide support for, or recharacterize as a belief or opinion, your statements implying that AIMCO structured the proposed transaction as a taxable spin-off as a means to specifically evade a shareholder vote. Similarly, please recharacterize as a belief or opinion your assertion that the proposed transaction is an attempt by management and the Board “to rid themselves of a decades-long poor track record rather than address the fundamental issues challenging the Company.”

Land & Buildings acknowledges the Staff’s comment and provides the Staff with the following supplemental support for the above-referenced statements.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

September 29, 2020

Because the proposed spin-off of Aimco is structured such that stockholders will receive a taxable dividend of approximately 90% of the Company’s coveted apartments, it effectively represents a transfer of all or substantially all of the Company’s assets. Under the Maryland General Corporation Law (the “MGCL”), the sale of all or substantially all of the assets of a Maryland corporation must be approved by the seller’s board of directors and two-thirds (or less if the corporation’s charter so provides, but not less than a majority) of the outstanding shares of the selling corporation entitled to vote on the transaction. Md.Code Ann. Corps. & Ass’ns § 3-105(b), (d). However, Maryland law permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation under specified circumstances, including if the proposed transaction constitutes a “distribution” under the MGCL, among others. While the Company has not publicly disclosed its legal analysis for why a stockholder vote is not required, Land & Buildings believes the spin-off was structured to fit within one of the exceptions under the MGCL that does not require stockholder approval given that the transaction is effectively a sale of substantially all of the Company’s assets. Indeed, this is precisely why Land & Buildings believes shareholders should have their voices heard on such a material transaction.

In addition, the MGCL requires approval by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter (unless the charter provides otherwise) in order for a Maryland corporation to merge, consolidate or engage in any statutory share exchange. As Land & Buildings stated in its Solicitation Materials, there is currently an extraordinary appetite by private institutional investors for high-quality apartments. Indeed, this is why Land & Buildings believes there are better opportunities available to maximize value for AIV stockholders and is concerned that the Board may not have conducted a comprehensive review of all strategic alternatives given the current market. If the Board had chosen to explore a more value-maximizing transaction such as a sale of the Company, such a transaction would have required stockholder approval under the MGCL.

Land & Buildings further highlights the fact that the Company has underperformed its Proxy Apartment Peers since its IPO and over the past 1, 3 and 5-year periods, thereby demonstrating that the Board has failed one of its most basic duties to hold management accountable.

Source: Bloomberg

Note: Since IPO data is from July 22, 1994. All data is through September 21, 2020. Proxy Apartment Peers defined as AvalonBay Communities, Inc. (AVB), Camden Property Trust (CPT), Essex Property Trust (ESS), Equity Residential (EQR), Mid-America Apartment Communities, Inc. (MAA), and UDR, Inc. (UDR) as disclosed in the Company’s Proxy Statement filed with the SEC on March 11, 2020.

September 29, 2020

In light of this poor track record, Land & Buildings believes it is highly suspect that the Board chose to structure the sale of a substantial amount of the Company’s assets in a manner that does not require a stockholder vote and importantly, that it intends to close the transaction in December 2020 before the Company’s 2021 Annual Meeting, when stockholders would have an opportunity to express their views on this issue or elect Board members to better represent stockholder interests.

Land & Buildings also respectfully advises the Staff that it believes that the proposed transaction was structured as a reverse spin-off for a number of concerning reasons, which are outlined in its Solicitation Materials, with the lack of requiring stockholder approval being one of, but not the sole, driving factor.

With respect to the Staff’s second comment regarding the statement that the proposed transaction is an attempt by management and the Board “to rid themselves of a decades-long poor track record rather than address the fundamental issues challenging the Company,” Land & Buildings respectfully advises the Staff that this statement was characterized as Land & Buildings’ belief. Please refer to the full statement below. The term “we believe” is intended to modify both parts of the statement such that the entire statement is couched as Land & Buildings’ belief.

“We believe the proposed transaction will not close the Company’s substantial discount to net asset value (“NAV”) and is a thinly veiled attempt by management and the Board of Directors (the “Board”) to rid themselves of a decades-long poor track record rather than address the fundamental issues challenging the Company.” (emphasis added)

Land & Buildings further advises the Staff that it will more clearly clarify both statements as its opinion or belief in future solicitation materials.

2.	In future filings, please disclose the basis for your assertion that “the proposed transaction will not close the Company’s substantial discount to net asset value.”

Land & Buildings acknowledges the Staff’s comment and hereby confirms that it will disclose the basis for the assertion that “the proposed transaction will not close the Company’s substantial discount to net asset value” in future filings.

September 29, 2020

3.	Please supplementally provide us with a copy of the “sell-side survey” by CITI referenced in your press release.

Land & Buildings acknowledges the Staff’s comment and respectfully advises the Staff that a copy of the sell-side survey is no longer available on CITI’s website. However, Land & Buildings is providing the Staff with the following screen shot from CITI’s website displaying the results of the survey as of 7:30am on September 23, 2020, the date of Land & Buildings’ Twitter messages referenced in the Solicitation Materials.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda